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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50422

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PEAK6 Capital Management LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus — (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PEAK6 Capital Management LLC, (the company) as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Philip Grigus
Chief Financial Officer

Notary Public

Official Seal
Linda M Darling
Notary Public State of Illinois
My Commission Expires 04/30/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Condensed Schedule of Investments.
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Changes in Subordinated Borrowings.
- ☐ (f) Statement of Changes in Members' Capital.
- ☐ (g) Statement of Cash Flows.
- ☐ (h) Computation of Net Capital pursuant to Rule 15c3-1.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Member
PEAK6 Capital Management LLC

We have audited the accompanying statement of financial condition of PEAK6 Capital Management LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEAK6 Capital Management LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 26, 2010

PEAK6 Capital Management LLC

Statement of Financial Condition

December 31, 2009

Assets	
Securities owned	$ 1,780,141,990
Receivable from clearing brokers	103,640,120
Interest and dividends receivable	961,037
Fixed assets, net of accumulated depreciation and amortization of $298,011	1,027,111
Receivable from Member	2,935,598
Other assets	370,335
Total assets	$ 1,889,076,191
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased	$ 1,625,416,451
Interest and dividends payable	863,308
Accrued compensation	10,460,261
Accounts payable and other accrued liabilities	1,044,247
Total liabilities	1,637,784,267
Subordinated borrowings	20,601,722
Member's equity	230,690,202
Total liabilities and member's equity	$ 1,889,076,191

See accompanying notes.

1. Organization and Nature of Business

PEAK6 Capital Management LLC (the Company), a Delaware limited liability company and a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member), operates as a market maker in equity options, providing liquidity to participants in the equity derivatives markets. The Company, acting as principal, buys and sells equity securities and equity derivative financial instruments. The Company clears all transactions through clearing brokers. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Chicago Board Options Exchange (the Exchange). The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2038.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification™ (ASC) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with U.S. GAAP. The ASC supersedes existing non-grandfathered, non-SEC accounting and reporting standards. All future accounting standards will be issued in the form of an Accounting Standards Update (ASU). The ASC did not change U.S. GAAP, but rather organized it into a hierarchy where all guidance within the ASC carries an equal level of authority. The ASC became effective for financial statements issued for annual periods ending after September 15, 2009, and, other than revisions to the Company's references to applicable accounting guidance, the adoption had no impact on the Company's financial position.

2. Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions, which include securities sold, not yet purchased, are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Securities owned and securities sold, not yet purchased are carried at market or fair value. The Company values securities owned and securities sold, not yet purchased at independent market prices where readily available. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Member.

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Receivable From and Payable to Clearing Brokers

Receivables and payables relating to trades pending settlement, net unrealized gains and losses on futures, cash and margin balances are netted by broker in receivable from and payable to clearing brokers in the statement of financial condition. Margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates. As of December 31, 2009, the Company had a net receivable position from its clearing brokers, including GSEC, Fortis, and Merrill Lynch.

2. Significant Accounting Policies (continued)

Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets consist of computer equipment, hardware, and software. All fixed assets are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization is recorded on a straight-line basis over the estimated useful lives of the assets, ranging from three to five years.

Subsequent Events

In accordance with provisions set forth in ASC 855, *Subsequent Events* (formerly SFAS No. 165), management has evaluated the possibility of subsequent events existing in the Company's statement of financial condition through February 26, 2010, the date the statement of financial condition was available to be issued. Management has determined that there are no material events or transactions that would affect the Company's statement of financial condition or require disclosure in the Company's statement of financial condition through this date.

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

Effective January 1, 2009, the Company adopted ASC 740, *Income Taxes* (formerly FIN 48). In accordance with the provisions set forth in ASC 740, management has reviewed the Company's tax positions for all open tax years, which includes 2004 to 2009, and concluded that adoption of ASC 740 had no effect on the Company's financial condition. As of December 31, 2009, management has concluded that a provision for income taxes is not required.

2. Significant Accounting Policies (continued)

Upcoming Accounting Pronouncement

On January 21, 2010, the FASB issued an ASU to ASC 820, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,* which provides guidance on how investment assets and liabilities are to be valued and disclosed. Specifically, the amendment requires reporting entities to disclose i) the input and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 positions; ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis (i.e. transfers out must be disclosed separately from transfers in) as well as the reason(s) for the transfer; and iii) purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number. The effective date of the amendment is for annual periods beginning after December 15, 2009; however, the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis will be effective for annual periods beginning after December 15, 2010. At this time the Company is evaluating the implications of the amendment to ASC 820 and the impact to the statement of financial condition.

3. Financial Instruments

ASC 820, *Fair Value Measurements and Disclosures* (formerly SFAS No. 157), defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is/(are) significant to the fair value measurement in its entirety.

3. Financial Instruments (continued)

The three levels of the fair value hierarchy that prioritize inputs to valuation methods are as follows:

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

3. Financial Instruments (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial instruments owned, at fair value, and financial instruments sold, not yet purchased at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
Securities owned:				
Equity securities*	$ 1,222,701,092	$ –	$ –	$ 1,222,701,092
Equity options	557,417,210	–	–	557,417,210
Futures contracts	23,688	–	–	23,688
	1,780,141,990	–	–	1,780,141,990
Included in other assets:				
Investments	–	–	132,000	132,000
Total	$ 1,780,141,990	$ –	$ 132,000	$ 1,780,273,990
Financial instruments sold, not yet purchased, at fair value				
Securities sold, not yet purchased:				
Equity securities*	$ 1,053,030,914	$ –	$ –	$ 1,053,030,914
Equity options	572,368,787	–	–	572,368,787
Futures contracts	16,750	–	–	16,750
	$ 1,625,416,451	$ –	$ –	$ 1,625,416,451

*All equity securities within this category are classified as Level 1 in the fair value hierarchy. The three largest industry concentrations for equity securities owned include oil and gas, financials, and metals. The three largest industry concentrations for equity securities sold, not yet purchased, include market exchange-traded funds (ETFs), retail discretionary, and technology services.

The following table provides a reconciliation of the beginning and ending balances for the major classes of assets and liabilities measured at fair value using significant unobservable inputs (Level 3):

	Level 3 Assets
Balance, January 1, 2009	$ 518,533
Gains and losses on principal transactions	(386,533)
Purchases, issuances and settlements	–
Transfers in and/or out of Level 3	–
Balance, December 31, 2009	$ 132,000

3. Financial Instruments (continued)

Stock warrants were included as Level 3 investments at January 1, 2009, in the amount of $122,533, and were written off during the year.

At December 31, 2009, Level 3 investments were convertible preferred stocks. The convertible preferred stocks were purchased for a total of $3,000,000 in 2008. In 2009 losses were due to $264,000 of write-downs related to the convertible preferred stocks.

Level 3 investments were valued by management using the intrinsic value of the underlying value of the publicly traded stock related to these investments at December 31, 2009.

4. Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following:

	December 31, 2009
Computer equipment and hardware	$ 1,103,288
Software	221,834
Total	1,325,122
Less accumulated depreciation and amortization	(298,011)
	$ 1,027,111

5. Related-Party Transactions

The Company and the Member are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company incurs all direct costs paid by the Member on its behalf. At December 31, 2009, $897,066 of indirect costs remains payable to the Member. A payable of $805,644 represents direct costs paid by the Member that are to be reimbursed by the Company. Amounts are to be received from the Member due to an adjustment to the allocation of the employee incentive compensation plan of the Member (see Note 6) in the amount of $4,638,308. At December 31, 2009, Member receivables and payables are offset and included in receivable from Member in the statement of financial condition in the amount of $2,935,598.

6. Subordinated Borrowings

The Company has, under a cash subordination agreement approved by the Exchange, a line of credit of $25,000,000. From January 1, 2009 to July 31, 2009, the line of credit was with Harris Bank, at a rate of prime plus one-half percent. The line of credit with Harris Bank matured on July 31, 2009. Starting August 1, 2009, the line of credit was established with Fifth Third Bank at a rate of LIBOR plus 4.25% at December 31, 2009, maturing July 15, 2011. There were no borrowings on the line of credit as of December 31, 2009.

In addition, the Company has an employee incentive compensation plan covering a select group of key personnel. This plan is an unfunded deferred compensation arrangement and provides vesting generally over a period from 18 months to 36 months. The deferred compensation arrangement is renewed annually. The amounts recorded at annual renewal are new balances granted less forfeitures and vested amounts. Amounts are expensed over the vesting period. These deferred compensation plan amounts are also subject to subordination agreements, approved by the Exchange, and are available in computing net capital under the SEC's uniform Net Capital Rule. To the extent any such subordinated borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordination agreements are renewed and approved annually by the Exchange on February 28.

At December 31, 2009, subordinated borrowings consisted of the following:

Borrowings from line of credit with Fifth Third Bank	$ –
Unfunded deferred compensation payable	20,601,722
Total subordinated borrowings	$ 20,601,722

7. Employee Benefit Plan

The Member sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

8. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including futures and exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option, whereas Futures obligate the Company to deliver or take delivery of certain financial instruments at the contracted price. The Company may use futures contracts to gain exposure to or hedge against changes in the value of its equities, interest rates, or volatility.

The Company adopted ASC 815, *Derivatives and Hedging* (formerly SFAS No. 161), which requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position. The Company records its trading-related derivative activities on a fair-value basis.

The following table presents additional information about the effect of derivatives held by the Company, including the volume of the Company's derivative activities based on average number of contracts, categorized by primary risk exposure as of December 31, 2009:

	Securities Owned		Securities Sold, Not Yet Purchased	
Primary Risk Exposure	**Fair Value**	**Average Number of Contracts**	**Fair Value**	**Average Number of Contracts**
Equity contracts	$ 557,417,210	$ 2,665,907	$ 572,368,787	3,078,563
Commodity contracts	23,688	2,156	16,750	1,247
	$ 557,440,898	$ 2,668,063	$ 572,385,537	3,079,810

8. Derivative Financial Instruments (continued)

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

The Company clears all of its trades through three major U.S. financial institutions. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under ASC 460, *Guarantees* (formerly FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

8. Derivative Financial Instruments (continued)

As of December 31, 2009, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options contracts as of December 31, 2009, are included in securities sold, not yet purchased in the statement of financial condition.

9. Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition of the Company.

10. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934, administered by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $100,000, as these terms are defined. At December 31, 2009, the Company had net capital of $166,889,510, which was $166,789,510 in excess of its required net capital. At December 31, 2009, its percentage of aggregate indebtedness to net capital was 0.63%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

STATEMENT OF FINANCIAL CONDITION

Peak6 Capital Management LLC
December 31, 2009
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG